UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
WebMD Health Corp.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
94770V 10 2

(CUSIP Number)
Lewis H. Leicher
c/o HLTH Corporation
699 River Drive, Center 2
Elmwood Park, NJ 07407
201-703-3400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
March 10, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages
SCHEDULE 13D

CUSIP No.	94770V 10 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin J. Wygod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		538,686 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,521 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		511,186 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11,521 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

550,207 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14	TYPE OF REPORTING PERSON

IN

Page 3 of 7 Pages
Item 1. Security and Issuer.
     This Amendment No. 1 to statement on Schedule 13D (as so amended, this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of WebMD Health Corp., a Delaware corporation (“WebMD”), and amends and restates the Reporting Person’s original statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on August 16, 2006. The principal executive offices of WebMD are located at 111 Eighth Avenue, New York, New York 10011.
Item 2. Identity and Background.
(a)	This Statement is being filed by Mr. Martin J. Wygod (“Mr. Wygod”).

(b)	Mr. Wygod’s business address is c/o WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011.

(c)	Mr. Wygod is the Chairman of the Board of Directors of WebMD, and is also the Chairman of the Board of Directors and Acting Chief Executive Officer of HLTH Corporation (“HLTH”), which owns all of the Class B Common Stock issued by WebMD (see footnote 1 to Item 5 below for additional information regarding the Class B Common Stock). The principal business address of HLTH is 669 River Drive, Center 2, Elmwood Park, New Jersey 07407.

(d)	During the last five years, Mr. Wygod has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Wygod has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Wygod was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wygod is a citizen of the United States of America.
Item 3. Source and Amount of Funds or other Consideration.
     Pursuant to Mr. Wygod’s Amended and Restated Employment Agreement (the “Employment Agreement”) with Emdeon Corporation (now known as HLTH Corporation), which is incorporated by reference as Exhibit 1 to this Statement, and in connection with WebMD’s initial public offering (the “IPO”), Mr. Wygod was granted, under WebMD’s 2005 Long-Term Incentive Plan (the “2005 Plan”), on September 28, 2005:
•	55,000 shares of Restricted Class A Common Stock on September 28, 2005, 27,500 shares of which have vested as of the date of this amended Statement and 13,750 shares of which are scheduled to vest on each of September 28, 2008 and September 28, 2009; and

Page 4 of 7 Pages
•	options to acquire 220,000 shares of Class A Common Stock, of which options to acquire 110,000 shares have vested as of the date of this amended Statement and of which options to acquire 55,000 shares are scheduled to vest on each of September 28, 2008 and September 28, 2009.
     Mr. Wygod has directly acquired, using his personal funds, 373,686 shares of Class A Common Stock for a total purchase price of $8,667,874, of which 61,414 shares were purchased in the IPO at an aggregate price of $1,074,745 ($17.50 per share) and the remainder of which were purchased since the IPO in market transactions.
     Mr. Wygod is a control person of The Rose Foundation, Inc., a private charitable foundation (the “Foundation”), and is therefore deemed to be the beneficial owner of 4,000 shares of Class A Common Stock that the Foundation purchased in the IPO for a total purchase price of $70,000 using the Foundation’s funds.
     Mr. Wygod is also deemed to be the beneficial owner of the following shares held by trusts for which his children are beneficiaries: (i) 4,000 shares of Class A Common Stock purchased between December 5, 2006, and December 7, 2006, by the Emily Wygod Trust U/T/A/D 12-31-1987 (the “EW Trust”) for a total purchase price of $150,317, using funds in the EW Trust, and (ii) 3,521 shares of Class A Common Stock purchased between December 5, 2006, and December 7, 2006, by the Max Wygod Trust U/T/A/D 12-31-1987 (the “MW Trust” and together with the EW Trust, the “Trusts”), for a total purchase price of $133,120, using funds in the MW Trust.
Item 4. Purpose of Transaction.
     Mr. Wygod acquired the Class A Common Stock for the purpose of investment and, except as set forth below in this Item 4, does not have any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D of the Securities Exchange Act of 1934, as amended. Mr. Wygod may, in the future, determine to purchase additional shares of Class A Common Stock or to sell shares of Class A Common Stock. Any such determination will depend on a number of factors, including, without limitation, the market for and price of Class A Common Stock.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Wygod beneficially owns 550,207 shares of Class A Common Stock, which represents approximately 5.8% of the Class A Common Stock outstanding as of the date hereof. The percentage of Class A Common Stock owned by Mr. Wygod is based upon 9,565,208 shares of Class A Common Stock outstanding as of March 26, 2008 (which amount includes 110,000 shares of Class A Common Stock underlying options granted to Mr. Wygod that have vested as of the date of this Amendment). However, the outstanding shares of WebMD’s Class A Common Stock represent only approximately 16.6% of the total amount of outstanding common stock of WebMD and approximately 3.8% of the combined

Page 5 of 7 Pages
voting power of the outstanding common stock of WebMD.[1] Thus, Mr. Wygod’s beneficial ownership represents approximately 0.95% of the total amount of outstanding common stock of WebMD and approximately 0.22% of the combined voting power of the outstanding common stock of WebMD.

(b)	For purposes of calculating beneficial ownership:
•	Mr. Wygod has the sole power to vote or direct the vote of 538,686 shares of Class A Common Stock, which is comprised of (i) 373,686 shares purchased by Mr. Wygod, (ii) 27,500 shares of Class A Common Stock for which restrictions lapsed upon vesting and 27,500 shares of unvested Restricted Class A Common Stock, and (iii) 110,000 shares that Mr. Wygod has the right to acquire pursuant to options that have vested as of the date of this amended Statement;

•	Mr. Wygod has the sole power to dispose or direct the disposition of 511,186 shares of Class A Common Stock, which includes all the shares listed in the preceding sentence, except the 27,500 shares of unvested Restricted Class A Common Stock.

•	Mr. Wygod may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of 11,521 shares of Class A Common Stock, which is comprised of (i) 7,521 shares which are owned by the Trusts, and (ii) 4,000 shares which are owned by the Foundation, of which Mr. Wygod and Charles A. Mele are trustees and share voting and dispositive power. Mr. Wygod disclaims beneficial ownership of the 7,521 shares of Class A Common Stock that are owned by the Trusts.
(c)	Annex A attached hereto lists all open market purchases of Class A Common Stock effected by Mr. Wygod or the Trusts since the filing of the Original Schedule 13D. No other transactions with respect to Class A Common Stock have been effected by Mr. Wygod or the Trusts since the filing of the Original Schedule 13D.

[1]	HLTH owns all 48,100,000 shares of WebMD’s Class B Common Stock and Mr. Wygod is the Chairman of the Board of Directors and acting Chief Executive Officer of HLTH. Each share of Class B Common Stock is entitled to five votes per share and each share of Class A Common Stock is entitled to one vote per share. Thus, HLTH controls, through its ownership of Class B Common Stock, approximately 96.2% of the combined voting power of the outstanding common stock of WebMD. HLTH and WebMD are parties to an Agreement and Plan of Merger, dated as of February 20, 2008 (the “Merger Agreement”). The Merger Agreement is described in a Current Report on Form 8-K filed by WebMD on February 21, 2008. That Current Report was amended on February 25, 2008 to add the Merger Agreement as an exhibit. As more fully described in that Current Report, upon consummation of the transactions contemplated by the Merger Agreement, shares of HLTH Common Stock (including shares of HLTH Common Stock beneficially owned by Mr. Wygod) would be converted into the right to receive cash and shares of WebMD Common Stock and all of the outstanding shares of WebMD’s Class B Common Stock would be cancelled.

Page 6 of 7 Pages
(d)	Except with respect to (i) the 7,521 shares of Class A Common Stock owned by the Trusts, and (ii) the 4,000 shares of Class A Common Stock owned by the Foundation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by Mr. Wygod.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     See Item 3 for a description of the grants of shares of Restricted Class A Common Stock and options to purchase Class A Common Stock made to Mr. Wygod, pursuant to the Employment Agreement, under the 2005 Plan. The unvested shares of Restricted Class A Common Stock and the options are subject to terms and conditions contained in: the 2005 Plan; the Employment Agreement; and the Letter Agreement incorporated by reference as Exhibit 2 to this Statement. Other than as set forth in this Item 6 and elsewhere in this Statement, Mr. Wygod has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of WebMD.
Item 7. Material to Be Filed as Exhibits.
     1. Amended and Restated Employment Agreement, dated as of August 3, 2005, between Emdeon Corporation (now known as HLTH Corporation) and Mr. Wygod (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Emdeon on August 5, 2005).
     2. Letter Agreement, dated as of February 1, 2006, between Emdeon Corporation (now known as HLTH Corporation) and Martin J. Wygod (incorporated by reference to Exhibit 10.3 on the Form 8-K filed with the SEC by Emdeon on February 1, 2006).

Page 7 of 7 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: March 31, 2008

MARTIN J. WYGOD

/s/ Martin J. Wygod

Annex A
Purchases of Class A Common Stock Since the
Filing of the Original Schedule 13D

Trade Date	Quantity	Price
12/05/2006*	1,000	$37.14
12/05/2006*	700	$36.99
12/05/2006**	1,000	$37.14
12/06/2006*	1,300	$37.58
12/06/2006**	1,000	$37.58
12/07/2006*	1,000	$38.43
12/07/2006**	521	$38.33
12/07/2006**	1,000	$38.43
03/10/2008	900	$23.72
03/10/2008	800	$23.86
03/10/2008	294	$23.83
03/10/2008	2,500	$23.79
03/10/2008	2,500	$23.79
03/10/2008	2,500	$23.74
03/10/2008	5,000	$23.84
03/10/2008	2,500	$23.69
03/10/2008	2,500	$23.64
03/10/2008	2,500	$23.59
03/10/2008	5,000	$23.54
03/10/2008	6	$23.57
03/10/2008	2,500	$23.49
03/10/2008	2,500	$23.50
03/10/2008	2,500	$23.52
03/10/2008	2,500	$23.44
03/10/2008	2,500	$23.39
03/10/2008	2,500	$23.35
03/10/2008	2,500	$23.31
03/10/2008	2,500	$23.25
03/10/2008	17,500	$23.75
03/11/2008	419	$24.50
03/11/2008	480	$23.56
03/11/2008	2,500	$23.63
03/11/2008	2,500	$23.61
03/11/2008	101	$23.40

*	Purchased by Emily Wygod Trust U/T/A/D 12-31-1987.

**	Purchased by Max Wygod Trust U/T/A/D 12-31-1987.